April 4, 2011

Mr. Michael Clampitt
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:                            Central Pacific Financial Corp.
Registration Statement on Form S-1 (File No. 333-172480)

Dear Mr. Clampitt:

On behalf of our client, Central Pacific Financial Corp., a Hawaii corporation (the “Company”), we enclose herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 filed February 28, 2011 (File No. 333-172480) (the “Form S-1”) and set forth below the Company’s responses to your letter, dated March 25, 2011 (the “Comment Letter”), relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Form S-1.  Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it.  Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 1.  For your convenience, we have included the Staff’s comments below in bold and have keyed our responses accordingly.  References to page numbers herein are references to page numbers in Amendment No. 1.

In some of the responses, the Company has agreed to change or supplement the disclosures in its filings.  It is doing so in the spirit of cooperation with the Staff, and not because the Company believes its prior filing is materially deficient or inaccurate.  Accordingly, any amendment to its filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures by the Company were in any way deficient.

We also have indicated in certain of the responses that the Company believes no change in disclosure is appropriate, and have explained why.  We understand that the Staff’s comments, even where a disclosure change is requested or suggested, are based on the Staff’s understanding of information available to it, which may be less than the information available to the Company.  Accordingly, we understand those Staff comments may be withdrawn or modified based on the additional explanation or information the Company provides.

Mr. Michael Clampitt	-2-

The Company acknowledges that:

•                should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form S-1

General

1.                                    We note your disclosure that Duane K. Kurisu is a contingent nominee to the board.  Please file as an exhibit to your next amendment the consent of Mr. Kirisu to be named as the same.  Refer to Rule 438 of the Securities Act of 1933.

Response:

The Company has added Mr. Kurisu’s consent to be named as a nominee to the board of directors as Exhibit 99.1 to the Form S-1.

Summary Consolidated Selected Financial Data page 6

2.                                    We note your disclosure of the measure of “Tangible common equity ratio.” This measure appears to be a non-GAAP measure as defined by Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements.  Please revise your disclosures to comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.

Mr. Michael Clampitt	-3-

Response:

The Company has deleted the tangible common equity ratio from the Summary Consolidated Selected Financial Data on page 6 in response to this comment.

Risk Factors, page 7

General

3.                                    We note in the second introductory paragraph the statements that this section describes some, but not all, of the risks you face.  Please revise to delete this language.  You must disclose all risks that you believe are material at this time.  Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

Response:

The Company has revised page 7 in response to this comment.

We are subject to a number of requirements and prohibitions under regulatory orders imposed on us . . . . page 7

4.                                    In the first paragraph you state that your capital levels currently exceed the levels required by the Consent Order and that you are at “well-capitalized” levels.  Please revise to disclose, both here and elsewhere in the document, your leverage capital ratio and total risk-based capital ratio as of the latest practicable date.

Response:

The Company has revised pages 7 and 36 in response to this comment.

5.                                    Please revise the third paragraph on page 8 to describe in greater detail the “number of other requirements” with which you are not currently in compliance with or provide a cross-reference to a section of the Prospectus where that complete discussion is located.

Response:

The Company has revised page 8 in response to this comment.

A large percentage of our loans are collateralized by real estate . . . . page 15

6.                                    If available for your market area, or a large segment of it, please provide statistics, for example from the Case-Shiller index, regarding declines in property values over the last three years.

Mr. Michael Clampitt	-4-

Response:

The Company’s disclosure of the potential risks associated with its high concentration of loans secured by real estate is based on its actual loan loss experience in recent years.  The Company’s loss experience is consistent with and supported by third parties who provide statistical data on some of the markets in which the Company competes.

•                The Company’s residential real estate portfolio is domiciled in Hawaii.  Case-Shiller does not separately provide data for the Hawaii market.  However, the University of Hawaii Economic Research Organization (UHERO) recently reported that the average annual change in the average sales price of single family homes in Hawaii has been -11.2%, -5.7% and 2.8% for the years 2009, 2008 and 2007, respectively.

•                The Hawaii commercial real estate market is influenced by the general economic trends of the state.  According to UHERO, total payroll jobs shrank by 4.4% in 2009 and 0.9% in 2008, and are projected to decline by 0.5% in 2010. Tourism is a significant component of the state economy and visitor arrivals are projected to increase by 8.2% in 2010 after declining by 4.4% in 2009 and 10.5% in 2008.  Consequently, net absorption for commercial property of all types is projected to register a modest positive increase for 2010 after registering negative growth for 2009 and 2008.  Retail vacancy in Honolulu reached 19.1% in 2010 and is projected to decrease to 14.8% by the end of 2011.  The vacancy rate for office space in Honolulu is expected to peak at 13.6% in mid 2011.  While improving, the fundamentals still point to depressed values, lower net operating income, and longer stabilization periods.

•                The Company’s mainland commercial real estate portfolio is concentrated primarily in California.  According to Moody’s REAL Commercial Property Index, the value of U.S. commercial properties has declined by 41.9% as of October 2010 since its peak in October 2007.  In the last quarter of 2010, it improved by 5.7%.

The value of certain securities in our investment securities portfolio may be negatively affected . . . . page 18

7.                                    Please revise to explain in greater detail the “certain” securities to which this risk factor relates.

Response:

The Company has revised page 18 in response to this comment.

Mr. Michael Clampitt	-5-

Selling Shareholders, page 27

8.                                    Please tell us whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.  Be advised that any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities.  In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

•                                        the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

•                                        at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Response:

Based upon information provided by the selling shareholders to the Company, the Company can confirm that none of the selling shareholders is a broker-dealer.  Certain selling shareholders stated they are affiliates of broker-dealers, but they are not required to be identified as underwriters.  For those selling shareholders, the Company has revised pages 30 to 32 to add the requested disclosure in response to this comment.

Capitalization and Pro Forma Financial Information, page 34

9.                                    We note your disclosure that you assumed 100% of the rights to purchase your common stock will be exercised for the purposes of determining pro forma adjustments.  Please revise to disclose, in detail, your analysis supporting your determination that a 100% rate of exercise was factually supportable.  Refer to Article 11-02(b)(6) of Regulation S-X.

Response:

The Company has revised pages 34-36 in response to this comment.

10.                            Footnote 2 on page 36 indicates that you issued 5,620,117 shares in connection with the TARP exchange.  In the table at the bottom of page 35 you reflect 5,523,200 as the weighted average number of shares.  You also show $55,232,000 in common stock issued in the TARP Exchange.  Tell us the reasons for the differences between these amounts.  Please revise your pro forma financial information to reflect the actual number of shares issued since this appears to be known.

Mr. Michael Clampitt	-6-

Response:

The Company has revised pages 34-36 in response to this comment.

Pro forma Consolidated Balance Sheet, page 34

11.                            You disclose that you utilized the Black-Scholes model to estimate the fair value of the Amended TARP warrant on the conversion date.  Please revise to disclose the assumptions used in that valuation.  Please also disclose how you determined that it was appropriate to record this adjustment in other liabilities since it appears to be equity indexed.  Tell us the accounting literature you relied on for your classification of the adjustment and tell us how you considered the guidance of ASC 815-40-35-2.

Response:

The Company has revised page 35 in response to this comment.

Pro forma Consolidated Statement of Operations, page 35

12.                            Please revise to disclose your basis for assuming a 25 basis point return on the proceeds from the private placement and rights offering.

Response:

The Company has revised page 35 in response to this comment.

13.                            Your pro forma income statement indicates that you will record a gain on the exchange of the TARP preferred shares for common stock.  Please revise to disclose how you concluded that a gain from the exchange of stock would have a recurring impact as the gain appears to be a one-time event.  Refer to Rule 11-02(b)(5) of Regulation S-X.

Response:

The Company has revised page 35 in response to this comment.

14.                            Please address the following regarding your issuance of shares in the private placement to officers and directors:

a.                        Revise to disclose how you considered whether the issuance of shares in the private placement to officers and directors at $10 would result in stock compensation given that your shares were trading in excess of $20 around that time.

b.                        Tell us in detail how you considered the guidance of ASC 718-10-55-10.

Mr. Michael Clampitt	-7-

c.                         Revise this section as well as your Description of Capital Stock on page 37 to more clearly disclose and compare terms of shares issued in the private placements, including the respective lock-up agreements and other terms.

d.                        Specifically discuss how you considered these respective terms valuing the shares issued to your officers and directors.

e.                        Quantify the amount of compensation expense recorded for pro forma purposes and the service periods to which it relates.

f.                           If you determined that no compensation expense was warranted, provide a clear analysis to support your conclusion, specifically addressing your consideration of the concurrent trading price.

Response:

The Company does not believe the issuance of shares to its officers and directors in the Private Placement results in stock compensation to those individuals as the $10 per share purchase price was negotiated with independent third parties in arms-length transactions and therefore is a reasonable approximation of the per share value of the Common Stock.

All investors in the Private Placement paid the same $10 per share purchase price for the Common Stock.  In addition, the terms of the TARP Exchange are based on the same $10 per share valuation of the Common Stock.  The $10 per share price was the result of a competitive negotiation process involving multiple potential investors as well as the Treasury in connection with its evaluation of the TARP Exchange.  The Company’s officers and directors participated in the Private Placement at the request of the Lead Investors to convey a message of confidence in the merits of the investment and help achieve a successful process of securing fill-in investors for the Private Placement.  The officers’ and directors’ aggregate investments constituted a very small portion of the overall $325 million capital raise.  Based on the then financial condition of the Company and the likely receivership of the bank absent a capital raise, the best indicator of value of the Common Stock was in fact the price negotiated with the Lead Investors and the Treasury in arms-length transactions, and not the trading price of the Common Stock.

The Company acknowledges the fact that its stock was at the consummation of the Private Placement and is currently trading well above the $10 purchase price and that the guidance in ASC 718-10-55-10 states that “observable market prices for identical or similar equity instruments in active markets are the best evidence of fair value and, if available, shall be used as the basis for the measurement of equity instruments awarded in a share-based payment transaction with employees.”  However, the Company respectfully submits that the market for the Common Stock as of the consummation of the Private Placement was not sufficiently active.  Prior to the Private Placement and TARP Exchange, 1,528,935 shares were outstanding.  Following the Private Placement and TARP Exchange, 39,649,052 shares were outstanding.  The shares outstanding prior to the Private Placement and the TARP Exchange constituted less than 4% of the recapitalized company.  Any trading in those shares did not reflect the value ascribed to the Common Stock by the shareholders holding more than 96% of the Company.  Furthermore, the Company’s three month average daily trading volume was less than 49,000 shares.  The prevailing view that the public market price is determinative of fair value should not be applicable in this situation and should be superseded by arms-length negotiations with third parties that ultimately became owners of more than 96% of the Company.

Mr. Michael Clampitt	-8-

Moreover, the shares currently trading on the open market are not entirely “identical” or “similar” to the shares issued to investors in the Private Placement.  ASC 718-10-55-10 states that “determining whether an equity instrument is similar is a matter of judgment, based on an analysis of the terms of the instrument and other relevant facts and circumstances.”  As described under “Description of Capital Stock – Common Shares Issued in the Private Placement” of Amendment No. 1, the shares issued in the Private Placement, unlike other outstanding shares, are restricted securities and cannot be transferred unless they are sold pursuant to an effective registration statement or an exemption therefrom.  The shares issued to the Lead Investors are subject to a one-year lock-up.  The shares issued to the Additional Investors do not become unrestricted until the registration statement registering those shares becomes effective.  The Company believes the fact that the shares issued in the Private Placement are restricted securities, when considered in combination with the number of shares that are currently available to be traded in the open market, has a significant impact on the realizable value of the shares issued in the Private Placement.

Finally, if one assumed that the trading price of the Company’s stock on the consummation date of the Private Placement ($28.33) was a representative indicator of the fair value of all of its outstanding shares, the Company’s market capitalization would have exceeded $1.1 billion.  This is not a reasonable valuation as it would be more than double the Company’s current book equity and is not supported by any valuation model.  Using the trading price as an indicator of fair value in this situation would result in a gross anomaly.

Based on the fact that the Company does not believe the issuance of shares to its officers and directors resulted in stock compensation, no expense related to this was included in the pro forma information presented in the Form S-1 and the Company does not believe amending its disclosures to address this would be appropriate.

The Company has revised page 37 in response to paragraph c of this comment.

Anti-Takeover Effects of Hawaii Law, page 38

15.                            You may not qualify this section by reference to the text of the CSA Act.  Please revise to eliminate the qualification and indicate that all material information is discussed.

Mr. Michael Clampitt	-9-

Response:

The Company has revised page 39 in response to this comment.

Certain U.S. Federal Income Tax Consequences, page 43

16.                            Please eliminate references to “certain” United States federal income tax consequences to U.S. holders and Non-U.S. holders of the ownership of shares of Common Stock and revise to clarify, if true, that the material U.S. federal income tax considerations for such ownership have been disclosed.

Response:

The Company has revised pages 43 and 44 in response to this comment.

PART II

Item 15. Recent Sales of Unregistered Securities, page II-4

17.                            For each transaction, please state briefly the facts relied upon to make the exemption from registration under Section 4(2) of the Securities Act of 1933 available.  Refer to Item 701 of Regulation S-K.

Response:

The Company has revised page II-4 in response to this comment.

18.                            As a related matter, we note that you filed a Form 8-K on December 21, 2010 announcing certain amendments to the Investment Agreements.  In light of this announcement, please provide us with your legal analysis regarding the availability of the Section 4(2) exemption for sales to the Additional Investors.  Please also tell us how and by what means the Additional Investors were contacted or solicited with respect to the Private Placement.

Response:

The Company and the Lead Investors entered into their respective Investment Agreements on November 4, 2010.  Following the signing of the Investment Agreements, Sandler immediately began its efforts to identify potential fill-in investors to secure the remaining investments required to bring the Private Placement to a total of $325 million.  All the Additional Investors were contacted by Sandler based on its list of potential fill-in investors (other than a few of the Additional Investors which were identified by the Company based on pre-existing relationships with such Additional Investors and other than those Additional Investors who are directors or officers of the Company).  Over a six-week period, the potential fill-in investors conducted due diligence and held meetings or conference calls with management.  During the same time, the Company continued its negotiations with the U.S. Treasury with respect to the terms of the TARP Exchange.

Mr. Michael Clampitt	-10-

On December 16, 2010, the Company and the U.S. Treasury reached agreement on the principal terms of the TARP Exchange.  On December 21, 2010, the Company filed a current report on Form 8-K to announce such agreement as well as amendments entered into on December 20, 2010 to the Investment Agreements as a result of such agreement with the U.S. Treasury.  In such amendments, the purchase price per share to be paid by the Lead Investors was reduced and the closing condition relating to the TARP Exchange was modified to reflect the agreed upon terms of the TARP exchange.  The parties also took the opportunity to make certain technical amendments to the provision in the Investment Agreements relating to the Company’s obligation to conduct the Rights Offering following the closing of the Private Placement.

Shortly after the Additional Investors were informed of the terms of the TARP Exchange, the Company entered into subscription agreements with the Additional Investors on December 23, 2010.

The Private Placement closed on February 18, 2011 following the receipt of requisite regulatory approvals.  On February 28, 2011, the Company filed the Form S-1 with respect to the Rights Offering.

Rule 152 under the Securities Act provides a safe harbor under Section 4(2) of the Securities Act for “transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.”  The Staff has consistently taken the position that under Rule 152, a public offering that follows an offering exempt under Section 4(2) or Regulation D does not cause the loss of the private placement exemption for the earlier offering even though the issuer contemplated the subsequent public offering at the time of the private placement.  See The Equitable Life Assurance Society of the United States (February 20, 1992); Black Box, Inc. (June 26, 1990), Verticom, Inc. (February 12, 1986); Country First Bank (March 31, 1989); Vulture Petroleum Corp. (February 2, 1987); Vintage Group, Inc. (May 11, 1988); Quad City Holdings, Inc. (April 9, 1993); BBI Assocs., Inc. (December 29, 1986).

In this case, the Common Shares were offered to the Additional Investors in a valid private placement and without any general solicitation or general advertisement of any kind.  The technical amendments to the terms of the Rights Offering included in the Form 8-K filed on December 21, 2010 had no relation to the Company’s process of filling in the Private Placement with the Additional Investors and did not serve as a form of general solicitation or general advertising for the Private Placement.  Simply, the Additional Investors were waiting for the Company to reach agreement on the principal terms of the TARP Exchange with the U.S. Treasury before signing their respective subscription agreements with the Company, even though the other aspects of their due diligence were complete.  Furthermore, the purpose of the Rights Offering was to allow the Company’s shareholders prior to the Private Placement and their transferees to purchase Common Stock at the same price per share as paid by the Lead Investors and the Additional Investors.  In addition, the Private Placement closed before the initial filing of the Form S-1 for the Rights Offering.  As a result of the forgoing, the Company believes that the sales to the Additional Investors in the Private Placement were exempt under Section 4(2).

Mr. Michael Clampitt	-11-

19.                            Please identify any sales agents and/or principals and disclose the amount of any fees or commissions earned by them in connection with the transactions discussed in this section.

Response:

The Company respectfully refers the Staff to the Company’s response to comment 26 of the Staff’s letter dated March 25, 2011 relating to the Company’s Registration Statement on Form S-1 filed February 28, 2011 (File No. 333-172479), which was submitted under confidential cover.

Exhibits

20.                            Please file as an exhibit to your next amendment the Memorandum of Understanding, as described in the second paragraph on page 8, and any other agreements you deem to be material.  Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company has filed the Memorandum of Understanding as Exhibit 10.41 to the Form S-1.

21.                            It appears that certain annexes, schedules or exhibits to certain exhibits are missing.  For example, see the Letter Agreement filed as exhibit 10.20 and the Investment Agreements, filed as exhibits 10.32 and 10.33.  Please refile any incomplete exhibits in their entirety.

Response:

The Company has filed the entire Letter Agreement and Investment Agreements as Exhibits 10.20, 10.32 and 10.33, respectively, to the Form S-1 and confirms that all other exhibits have been filed in their entirety.

Legal Opinion (exhibit 5.1)

22.                            Given the language in the penultimate paragraph that the opinion is “as of the date hereof” (February 25, 2011), it will be necessary for counsel to file an opinion dated as of the effective date or to remove the limiting language.

Response:

The Company has revised Exhibit 5.1 to the Form S-1 in response to this comment.

Mr. Michael Clampitt	-12-

Form 10-K for the fiscal year ended December 31, 2010

Item 1.  Business

Supervision and Regulation, page 8

23.         You may not qualify this section by reference to the full text of the statutes, regulations and policies that are described.  Please revise future filings to eliminate the qualification and indicate that all material information is discussed.

Response:

The Company acknowledges the Staff’s comment and will eliminate the following sentence from future filings:

“The description is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described.”

In addition, the Company will change the first sentence under “Supervision and Regulation” in future filings to read as follows:

“Set forth below is a description of the material elements of the laws and regulations and other regulatory matters applicable to us and our bank.”

Selected Consolidated Financial Data, page 42

24.         Your presentation of the efficiency ratio appears to be a non-GAAP measure since it appears to be calculated differently than the definitions of this ratio provided by your bank regulator.  We note your reconciliation of this measure on page 56 to the related GAAP measurement.  Please revise future filings to specifically label this measure as non-GAAP and consider changing the title to reflect the adjustments made.

Response:

The Company acknowledges the Staff’s comment and will label the efficiency ratio as a non-GAAP measure by adding the following explanation in future filings:

“The efficiency ratio is a non-GAAP financial measure which should be read and used in conjunction with the Company’s GAAP financial information.  Comparison of our efficiency ratio with those of other companies may not be possible because other companies may calculate the efficiency ratio differently.  Our efficiency ratio is derived by dividing other operating expense (excluding amortization, impairment and write-down of intangible assets, goodwill, loans held for sale and foreclosed property, loss on early extinguishment of debt, loss on investment transaction and loss on sale of commercial real estate loans) by net operating revenue (net interest income on a taxable equivalent basis plus other operating income before any securities transactions).”

Mr. Michael Clampitt	-13-

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Allowance for Loan and Lease Losses, page 47

25.         On page 48, you indicate that you estimate a possible range of the Allowance required and that you make assumptions regarding estimated loss rates under reasonably possible scenarios.  Please revise future filings to disclose what the range of losses are under this analysis and describe the factors considered in determining the amount that is the best estimate within that range.  Refer to ASC 450-20-50-4 and Release No. 33-8350.

Response:

The Company acknowledges the Staff’s comment and will revise future filings to clarify that the Company’s methodology for calculating its Allowance for Loan and Lease Losses (“Allowance”) does not compute a range of the required reserve level.  As described in the Critical Accounting Policies section of its Form 10-K, the Company makes assumptions with respect to estimated loss rates for the various segments of its loan portfolio under reasonably possible scenarios.  The aggregate result of the selected assumptions determines the level upon which the Company establishes its Allowance.

To clarify its methodology when calculating the Allowance, the Company will delete the following sentence from future filings:

“To estimate the possible range of the Allowance required at December 31, 2010, and the related change in the Provision, we made assumptions regarding estimated loss rates under reasonably possible scenarios.”

Mr. Michael Clampitt	-14-

Loans Held for Sale, page 48

26.         Please provide the following disclosures in future filings related to your representations and warranties reserve:

a.        Please provide a roll forward of this liability for each period presented.  Since such rollforward was not provided in past filings, please provide a rollforward for the three most recent years in your Form 10-Q for the period ended March 31, 2011.

b.        Please tell us the amount of the total exposure you have under these representations and warranties.

c.        Please clarify when these representations and warranties expire.  To the extent that some are of limited life and some are for the life of the loans, quantify each category.

d.        Describe in more detail the methodology used to estimate any reserves and related liabilities recorded.

e.        Discuss whether you have received any claims relating to these representations and warranties.  If so, disclose the amounts and type of claims you have received in each period presented, any trends identified, and your “success rate” in avoiding paying claims.

f.         To the extent there are significant concentrations of repurchases from certain parties, separately quantify those concentrations, e.g., GSEs versus private securitizations.

g.        You report on page 89 that the repurchase reserve increased from $0.2 million at December 31, 2009 to $5.0 million at December 31, 2010.  However, you report on page 104 that you did not securitize any residential loans during 2010.  Revise your MD&A to discuss the trends in your repurchase claims, reserve, and related expenses.

h.        Discuss where such expenses are reported on your Statement of Operations.

i.         Discuss in detail the reasons for the significant increase in accruals during the period.

j.         Revise to identify the vintages of loans repurchased by year of origination.  Discuss any concentrations.  To the extent there are concentrations of originations that are older than the last year or two, discuss that fact and explain the reasons for significant repurchases of older loans.

Mr. Michael Clampitt	-15-

Response:

The Company acknowledges the Staff’s comment and should the Company determine that the representations and warranties reserve is material to the consolidated financial statements taken as a whole, the Company will add the following disclosure to future filings:

“Reserve for Residential Mortgage Loan Repurchase Losses

We sell residential mortgage loans on a “whole-loan” basis to government-sponsored entities (“GSEs” or “Agencies”) Fannie Mae and Freddie Mac and also to non-agency investors.  These loan sales occur under industry standard contractual provisions that include various representations and warranties, which typically cover ownership of the loan, compliance with loan criteria set forth in the applicable agreement, validity of the lien securing the loan, and other similar matters. We may be required to repurchase certain loans sold with identified defects, indemnify the investor, or reimburse the investor for any credit losses incurred. We establish mortgage repurchase reserves related to various representations and warranties that reflect management’s estimate of losses for loans for which we could have repurchase obligation.  The reserves are established by a charge to other operating expense in our consolidated statements of operation.  At December 31, 2010 and 2009, this reserve totaled $5.0 million and $0.2 million, respectively, and is included in other liabilities on our consolidated balance sheets.

The repurchase reserve is applicable to loans we originated and sold with representations and warranties, which is representative of the entire sold portfolio.  Originations for agency and non-agency for vintages 2005 through 2010 were approximately $2.9 billion and $2.7 billion, respectively.  Outstanding balances for agency and non-agency (estimated) for vintages 2005 through 2010 as of December 31, 2010 were $2.2 billion and $1.7 billion, respectively.  Representations and warranties relating to borrower fraud generally are enforceable for the life of the loan, whereas early payment default clauses generally expire after 90 days, depending on the sales contract.  We estimate that outstanding loans sold that have early payment default clauses as of December 31, 2010 total approximately $68.0 million.

The repurchase loss liability is estimated by origination year to capture certain characteristics of each vintage, e.g., economic and housing market conditions, mortgage loan defaults, underwriting standards, etc.  Expected repurchases by vintage are based on estimates of current and future investor demand, which are further derived from economic factors, investor demand strategies and other external conditions.  To the extent that repurchase demands are made by investors, we may be able to appeal such repurchase demands. However, our appeals success may be affected by the reasons for repurchase demands, the quality of the demands, and our appeals strategies.  Loss rate estimates include assumptions about the quality of the sold portfolio, as well as economic and other external factors.

Currently, repurchase demands relate primarily to 2007 and 2008 vintages, during which, debt-to-income ratios and loan-to-values tended to be higher, as the GSEs relaxed enforcement of underwriting standards for conforming loans.  During 2010, we experienced an increase in repurchase activity for these older vintage loans, as measured by the number of investor file requests, repurchase demands, and actual repurchases.  We believe the increase in repurchase activity relates to continued weak economic conditions as investors continued to experience elevated levels of defaulted loans.

Mr. Michael Clampitt	-16-

Loans repurchased during 2010 totaled approximately $5.3 million, mainly within the 2008 vintage.

The reasons for repurchases have varied, from misrepresentation to income and documentation errors; two repurchases during 2010 had mortgage insurance rescinded.  Due to the limited amount of historical repurchase activity, we continue to analyze repurchase data for emerging material trends.  The number of repurchase requests by vintage and investor type, as well as appeals and repurchases are depicted in table below.

Repurchase Demands, Appeals, Repurchases [1]

For the year ended December 31, 2010

	Government Sponsored Entities				Non-GSE Investors
Vintage	Repurchase Demands	Appealed	Repurchased	Pending Resolution	Repurchase Demands	Appealed	Repurchased	Pending Resolution
2005 and prior	1	0	0	1	0	0	0	0
2006	2	0	0	2	0	0	0	0
2007	5	3	1	1	2	1	0	1
2008	12	6	5	1	0	0	0	0
2009	4	2	2	0	0	0	0	0
2010	6	6	0	0	0	0	0	0
Totals	30	17	8	5	2	1	0	1

[1] based on repurchase requests received in 2010.

The reserve for residential mortgage loan repurchase losses of $5.0 million at December 31, 2010, represents our best estimate of the probable loss that we may incur for various representations and warranties in our loan sales contracts with investors.  This represents an increase of $4.8 million from December 31, 2009, which was necessary in our estimation, due to the increase in repurchase activity, and uncertainty and risk around future activity and losses.  The table below shows changes in the repurchase losses liability since initial establishment.

Changes in Residential Mortgage Repurchase Liability

	December 31,
	2010	2009	2008
	(Dollars in thousands)

Balance, beginning of period	$183	$22	$—
Change in estimate	6,071	161	22
Utilizations	(1,240)	0	0
Balance, end of period	$5,014	$183	$22

Our ability to predict repurchase losses is adversely impacted by the lack of significant historical precedent, as well as the lack of access to the servicing records of loans sold to non-agencies.  Additionally, repurchase losses depend upon economic factors and other external conditions that may change over the life of the underlying loans, adding difficulty to the estimation process and requiring considerable management judgment.  To the extent that future investor repurchase demand and appeals success differ from past experience, we could have increased demands and increased loss severities on repurchases, causing future additions to the repurchase reserve.”

Mr. Michael Clampitt	-17-

Item 10.  Directors, Executive Officers and Corporate Governance, page 143

27.                            Please revise the director biographies in future filings to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Dean and Burr should serve as directors for the company.  Refer to Item 401(e) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will revise the biographies of Messrs. Dean and Burr in future filings as follows:

“John C. Dean – Since June 2010, Mr. Dean has served as the Executive Chairman and a Director of Central Pacific Financial Corp. and Central Pacific Bank.  Previously, Mr. Dean has served in various capacities in the banking industry for thirty (30) years, including as the Chief Executive Officer and then Chairman of the Board of Silicon Valley Bancshares and Silicon Valley Bank, the President and Chief Executive Officer of Pacific First Bank, the Chairman and Chief Executive Officer of First Interstate Bancorp and First Interstate Bank of Washington, the Chairman and Chief Executive Officer of First Interstate Bank of Oklahoma and as an executive of First Interstate System, Inc., National Funding Corporation and Bank of America.  Mr. Dean has extensive turn-around experience with troubled institutions, in particular, Silicon Valley Bank.  During his eight years as Chief Executive Officer at Silicon Valley Bank, market capitalization grew from $63 million to a high of over $3 billion.  Since 2003, Mr. Dean has been the managing general partner of Startup Capital Ventures and has served as managing director of Tuputele Ventures Fund, a small private equity firm investing in early-stage technology companies and venture capital funds.  Mr. Dean has been recognized by Business Week and Forbes for his management and dealmaking skills, respectively.  Mr. Dean is a graduate of the Wharton School of the University of Pennsylvania, with an MBA in Finance, and currently serves as an advisor to the board of the Wharton School.  In addition, Mr. Dean has strong ties to Hawaii, including serving as Co-Founder and Chairman Emeritus of the Entrepreneur’s Foundation of Hawaii, supporting small business ventures and endowing a faculty position at the University of Hawaii’s Shidler College of Business.

Mr. Michael Clampitt	-18-

James F. Burr – Mr. Burr was appointed as a director of the Company effective February 24, 2011, as a designee of Carlyle Financial Services Harbor, L.P. pursuant to the Investment Agreement between such company and Central Pacific Financial Corp. and is being nominated to continue as a director in accordance with the requirements of that Investment Agreement.  Mr. Burr has over 19 years of banking experience and has served in several senior and executive positions at Wachovia Bank, including Corporate Treasurer, Assistant Treasurer, Controller of the Corporate and Investment Bank, Product Controller of Treasury/Balance Sheet Management and Structured Products and Mortgage Analyst, from which he gained broad experience in credit risk management, investment management and liquidity management, among other things.  Mr. Burr currently is a Managing Director of the Global Financial Services Group at The Carlyle Group where he oversees sourcing opportunities, diligence and monitoring of investments.  Mr. Burr is a business leader with a track record of developing long and short-term strategic plans and integrating resources across business lines to increase franchise value.”

Item 12.  Principal Shareholders, page 143

28.                            Please identify in future filings the natural persons who have or share voting and/or dispositive powers or the right to receive the economic benefit with respect to the shares held by each of Carlyle Financial Services Harbor, L.P. and ACMO-CPF, L.L.C..

Response:

The Company acknowledges the Staff’s comment and will add the requested disclosure in future filings substantially as follows:

With respect to ACMO-CPF, L.L.C.:  “All investment and voting decisions with respect to the shares of Common Stock held by ACMO-CPF, L.L.C. are made by Anchorage Capital Group, L.L.C. Because of their respective relationships with ACMO-CPF, L.L.C. and each other, each of Anchorage Advisors Management, L.L.C., Anchorage Capital Group, L.L.C., Anchorage Capital Master Offshore, Ltd., ACMO-CPF, L.L.C and Messrs. Anthony L. Davis and Kevin M. Ulrich may be deemed to share voting and disposition power with respect to the shares of Common Stock beneficially owned by ACMO-CPF, L.L.C. None of these persons or entities may be deemed to have sole voting and disposition power with respect to any shares of Common Stock beneficially owned by ACMO-CPF, L.L.C.”

Mr. Michael Clampitt	-19-

With respect to Carlyle Financial Services Harbor, L.P.:  “DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd., which is the general partner of TCG Holdings Cayman II, L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle Financial Services Harbor, L.P.  William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are the ordinary members as well as the directors of DBD Cayman Holdings, Ltd and, in such capacities, may be deemed to share beneficial ownership of the shares of Common Stock owned by DBD Cayman Holdings, Ltd.  William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein each disclaim ownership of the shares of Common Stock held by Carlyle Financial Services Harbor, L.P.  William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are the directors of DBD Cayman, Ltd. and, in such capacity, may be deemed to share beneficial ownership of the shares of Common Stock owned by DBD Cayman, Ltd.  William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Glenn Youngkin are the directors of Carlyle Financial Services, Ltd. and, in such capacity, may be deemed to share beneficial ownership of the shares of Common Stock owned by Carlyle Financial Services, Ltd.”

Mr. Michael Clampitt	-20-

Item 13.  Certain Relationships and Related Transactions, and Director Independence, page 143

29.                            We note your disclosure regarding the construction loan to Plantation Town Apartments LLC.  Please advise the staff in your response and revise future filings to disclose if the loan is current or otherwise.

Response:

The construction loan to Plantation Town Apartments LLC is current. The Company acknowledges the Staff’s comment and will disclose the current or delinquency status of this construction loan in future filings.

Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

Loans, page 89

30.                            Please revise future filings to disclose your policy for determining past due or delinquency status.  Refer to ASC 310-10-50-6(e).

Response:

The Company acknowledges the Staff’s comment and will add the following disclosure to future filings related to its policy for determining past due or delinquency status:

“For all loan types, the Company determines delinquency status by considering the number of days full payments required by the contractual terms of the loan are past due.”

6.  Loans and Leases, page 101

31.                            Please revise your disclosure on page 104 in future filings to disclose how your company defines a loan as subprime.

Response:

The Company acknowledges the Staff’s comment and will add the following disclosure to future filings related to its definition of a subprime borrower:

“In accordance with applicable Interagency Guidance issued by its primary bank regulators, the Company defines subprime borrowers as typically having weakened credit histories that include payment delinquencies and possibly more severe problems such as charge-offs, judgments, and bankruptcies.  They may also display reduced repayment capacity as measured by credit scores, debt-to-income ratios, or other criteria that may encompass borrowers with incomplete credit histories.  Subprime loans are loans to borrowers displaying one or more of these characteristics at the time of origination or purchase.  Such loans have a higher risk of default than loans to prime borrowers.”

Mr. Michael Clampitt	-21-

32.                            You disclose on page 103 that “Losses are taken in the period in which they surface as uncollectible.” Please revise future filings to specifically disclose your policy for determining when to charge off amounts deemed to be uncollectible, including how you determine when a loss is considered confirmed for the purposes of charge-off.  Refer to ASC 310-10-50-11B(b).

Response:

The Company acknowledges the Staff’s comment and will add the following disclosure to future filings related to its policy for determining when to charge off amounts deemed to be uncollectible:

“The Company’s policy is to charge a loan off in the period in which the loan is deemed to be uncollectible. The Company considers a loan to be uncollectible when it is probable that a loss has been incurred and the Company can make a reasonable estimate of the loss. In these instances, the likelihood of and/or timeframe for recovery of the amount due is uncertain, weak, or protracted.”

33.                            Please revise your tabular disclosure on page 101 in future filings to disclose the balance of loans evaluated collectively as well as the related amount of recorded allowance.  Refer to ASC 310-10-50-11 C.

Response:

The Company acknowledges the Staff’s comment and will add the following disclosure to include information about the balance of loans evaluated collectively and the related Allowance established for those loans:

The following table presents the balance in the Allowance and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2010.

	Commercial, financial & agricultural	Construction	Mortgage - residential	Mortgage - commercial	Consumer	Leases	Total
Allowance for loan losses:
Ending Allowance balance attributable to loans:
Individually evaluated for impairment	$81	$18,197	$89	$1,158	$-	$-	$19,525
Collectively evaluated for impairment	13,319	58,403	31,711	63,142	3,200	1,600	171,375
	13,400	76,600	31,800	64,300	3,200	1,600	190,900
Unallocated							1,954
Total	$13,400	$76,600	$31,800	$64,300	$3,200	$1,600	$192,854

Loans and leases:
Individually evaluated for impairment	$485	$144,956	$61,589	$18,004	$-	$-	$225,034
Collectively evaluated for impairment	207,415	169,574	686,281	743,706	112,950	28,163	1,948,089
	207,900	314,530	747,870	761,710	112,950	28,163	2,173,123
Unearned income							(3,679)
Total	$207,900	$314,530	$747,870	$761,710	$112,950	$28,163	$2,169,444

Mr. Michael Clampitt	-22-

34.       Please revise future filings to disclose the amount of any purchases, sales or reclassifications to held for sale by loan portfolio class.  Refer to ASC 310-10-50-11B(e) and(f).

Response:

The Company acknowledges the Staff’s comment and will include the following disclosure in future filings regarding purchases, sales, and reclassifications within each segment of its loan portfolio:

“During the period, the Company transferred loans with a carrying value of $XXX million, all of which were non-performing, to the held-for-sale category and sold loans with a carrying value of $XXX million.  The Company did not purchase any loans during the period.”

7.  Allowance for Loan and Lease Losses, page 104

35.       Your disclosure on page 65 indicates that you segment the loan portfolio in greater granularity than the classes of financing receivables presented for the purpose of providing the disclosures required by ASU 2010-20.  Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 of this guidance when determining that further disaggregation of your portfolio segments was not necessary.  Confirm to us, and revise future filings to disclose, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

Response:

The Company acknowledges the Staff’s comment and will include the following disclosure regarding the segmentation of its loan portfolio in future filings:

“When segmenting the Company’s loan portfolio, management considers the guidance contained in ASC 310-10-55-16 through 310-10-55-18 by grouping loans that contain similar risk characteristics into various loan categories.  The loan categories used are consistent with the internal reports evaluated by the Company’s management and board of directors to monitor risk and performance within the various segments of its loan portfolio.  The factors considered when establishing the Company’s various loan segments include, but are not limited to, the category of the borrower, loan type, geographic location, and collateral type.”

In accordance with ASC 31-10-55-22, the Company believes that the level of segmentation utilized is an appropriate balance between too much aggregation and overburdening the financial statements with excessive detail that does not assist financial statement users to understand the Company’s loan portfolio and related allowance for credit losses.

Mr. Michael Clampitt	-23-

If you have any questions regarding this letter, please contact the undersigned at (310) 712-6630.

Sincerely,

Alison S. Ressler

cc:	Glenn K.C. Ching
(Central Pacific Financial Corp.)